Exhibit 2.3

Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 13, 2021, is entered into by and between 3M Company, a Delaware corporation (“Seller”), and Neogen Corporation, a Michigan corporation (“Buyer” and, together with Seller, the “Parties”).

RECITALS

WHEREAS, pursuant to a Separation and Distribution Agreement, dated as of the date hereof (the “Separation Agreement”), by and among Seller, Garden SpinCo Corporation, a Delaware corporation (“SpinCo”) and Buyer, and an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Seller, SpinCo, Buyer and Nova RMT Sub, Inc., a Delaware corporation, the parties have agreed that Seller will separate, and Buyer will acquire from Seller, the SpinCo Business;

WHEREAS, it is contemplated that certain assets and liabilities of the SpinCo Business will not be transferred, assigned or conveyed to SpinCo pursuant to the Separation Agreement, but will instead be sold, transferred, assigned and conveyed by certain Subsidiaries of Seller to certain Subsidiaries of Buyer in exchange for cash; and

WHEREAS, accordingly, Seller wishes to cause certain of its Subsidiaries to sell, transfer, assign and convey to designated Subsidiaries of Buyer, and Buyer wishes to cause its designated Subsidiaries to purchase and assume, the Transferred Assets and Transferred Liabilities, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants, terms and conditions set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Separation Agreement (and, if not defined in the Separation Agreement, such terms shall have the meanings ascribed to them in the Merger Agreement). As used in this Agreement, the following terms have the respective meanings set forth below:

(a) “Transferred Assets” means, in each case to the extent existing and owned or held immediately prior to the Closing by a Local Seller, the Local Sellers’ right, title and interest in, to and under the following Assets, but in each case excluding any SpinCo Assets, Excluded Assets and other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes).

(i) (A) the Inventory located at the SpinCo Real Property and (B) the finished goods Inventory used or held for use primarily in connection with the SpinCo Business located inside the United States (clauses (A) and (B) together, the “Transferred Inventory”);

(ii) (A) any Contract (other than any Shared Contract and any Contract that is an Excluded Asset) to which a Local Seller is a party, in each case that relates exclusively to or is used exclusively in connection with the SpinCo Business and (B) any Shared Contract to which the counterparty is a direct customer, distributor or supplier of the SpinCo Business and that relates primarily to or is used primarily in connection with the SpinCo Business (collectively, the “Transferred Contracts”);

(iii) all Permits owned, held or licensed by a Local Seller that are (a) related primarily to the SpinCo Business or (B) related primarily to the operations at the SpinCo Real Property (collectively, the “Transferred Permits”); provided that any Permits shall be deemed to be Excluded Assets to the extent the transfer of any such Permits to Buyer in connection with the transactions contemplated by this Agreement is not permitted by applicable Law or the terms of such Permit (subject to Section 3.1);

(iv) except as listed in Schedule 1.1(a)(iv), the Tangible and Personal Property that is (A) located at the SpinCo Real Property, (B) located at any Company Manufacturing Facility, other than the SpinCo Real Property, and primarily used or held for use in the SpinCo Business, other than any part that is installed on any equipment, fixture, furniture, furnishing or machinery that cannot be transferred from the Company Manufacturing Facility without unreasonable burden or expense (unless Buyer agrees to bear such burden or expense) or because it is technically infeasible, or (C) located at any Company Lab Facility and primarily used or held for use in connection with the SpinCo Business (clauses (A) through (C) collectively, the “Transferred Tangible and Personal Property”);

(v) (A) the Registered IP, including the Patents, Trademarks and Internet Properties set forth in Schedule 1.1(a)(v), and (B) except as listed in Schedule 2.2(b)(xi) of the Separation Agreement and the Company Trademarks, the Intellectual Property Rights, whether or not registered, in each case of clauses (A) and (B), owned by any Local Seller that are primarily used or held for use in the operation of the SpinCo Business as of immediately prior to the Distribution Time, (C) the SpinCo Trademarks, and (D) the Intellectual Property Rights, whether or not registered, owned by the Company or any of its Subsidiaries that are embodied in the Clean-Trace™ Software, in each case of clauses (A) through (D), all causes of action or other rights that may be asserted under any of the foregoing, including rights to seek and recover all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Closing Date), including for the infringement, misappropriation or violation of any of the foregoing and the goodwill appurtenant to or associated with the Trademarks included in the foregoing (clauses (A) through (D), collectively, the “Transferred Intellectual Property”);

(vi) (A) any Technology with respect to which the Intellectual Property Rights therein are owned by any Local Seller immediately prior to the Closing to the extent that such Technology is (x) used primarily in or necessary to the operation of the SpinCo Business as of immediately prior to the Distribution Time or (y) otherwise used in or necessary for operation of the SpinCo Business and capable of being copied (for example, Software and data) (the Technology in (y), the “Duplicated Technology”)), (B) the Clean-Trace™ Software, , and (C) the know-how or knowledge, including any know-how or knowledge of the SpinCo Employees that constitutes a Trade Secret owned by the Company or any of its Subsidiaries, to the extent related to the SpinCo Business, but in each case, excluding any IT Assets (which are separately addressed in Section 1.1(a)(vii) (clauses (A) through (C), collectively, the “Transferred Technology”);

(vii) the IT Assets used or held for use primarily by the SpinCo Business that are (A) owned by a Local Seller or (B) leased or licensed by a Local Seller under a Transferred Contract exclusively related to the SpinCo Business (collectively, the “Transferred IT Assets”); provided, that the Transferred IT Assets shall include Software loaded thereon or embedded therein only to the extent such Software is Transferred Technology or, if such Software is licensed by a third party to Seller or its Subsidiaries, only to the extent the applicable Contract has transferred to Buyer pursuant to the terms of this Agreement or Buyer otherwise independently has a license to or right to use such Software; and provided, further, that any hardware included in the Transferred IT Assets may be sanitized by Seller to remove the decryption of local hard drive(s), security and device management Software, local and domain certificates, user profiles, and active directory domain structure, in each case, in accordance with Seller’s standard procedures prior to the Distribution. Seller will remove all data stored on such hardware and will transfer any SpinCo Business Records in accordance with Schedule 4.1 of the Separation Agreement. Any Software (other than security and device management Software) previously installed on such hardware will remain installed on the hardware but will be unregistered to Seller. Seller acknowledges and agrees that Seller’s sanitization process is not intended to affect the functionality of the applicable Transferred IT Asset, provided that Buyer and Seller will be responsible for configuring the sanitized Transferred IT Asset, including any Software loaded thereon or embedded therein, to the specifications of Buyer’s information technology environment. Prior to initiation of the sanitization process, Buyer may record configuration parameters for any Software that Buyer is licensed to use. Seller and Buyer will cooperate in good faith regarding the sanitization process and agree on the timing of such process. Seller will use reasonable efforts to minimize the time required for Seller to complete Seller’s sanitization process;

(viii) any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other Transferred Asset (the “Transferred Prepaid Expenses”);

(ix) other than with respect to claims under any Insurance Policies, rights available to or being pursued by a Local Seller in connection with any Action or any other claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent primarily relating to the SpinCo Business, any Transferred Asset or any Transferred Liability (other than the Retained Claims);

(x) all Assets of the Local Sellers as of immediately prior to the Closing that are expressly provided by the Merger Agreement, this Agreement or any other Transaction Document (other than the Separation Agreement) as Assets to be transferred to Buyer or any other member of the Buyer Group; and

(xi) all other Assets of the Local Sellers as of immediately prior to the Closing that are primarily related to the SpinCo Business; provided that the intention of this clause (xi) is only to rectify any omission of the conveyance to Buyer of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a Transferred Asset. No Asset will be deemed to be a Transferred Asset solely as a result of this clause (xi) if it is within any category of Assets addressed by any other section of this Section 1.1 or by Section 2.2 of the Separation Agreement.

The Parties acknowledge and agree that a single Asset may fall within more than one of clauses (i) through (xi) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.

(b) “Excluded Assets” means all of the Assets of the Local Sellers other than the Transferred Assets and with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes). Notwithstanding anything in this Agreement to the contrary other than the preceding sentence, the Excluded Assets include the following:

(i) all equity securities or shares of capital stock;

(ii) all accounts receivable as of the Closing;

(iii) all cash, cash equivalents and marketable securities, including all checks, drafts and wires deposited for the account of a Local Seller that have not been credited by the receiving bank;

(iv) all Inventory other than the Transferred Inventory;

(v) all Insurance Policies and all rights and claims thereunder;

(vi) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by a Local Seller, including the Company Manufacturing Facilities and Company Lab Facilities, and any equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property located thereon, and any prepaid rent, security deposits and options to renew or purchase related thereto;

(vii) all Permits other than the Transferred Permits;

(viii) all Tangible and Personal Property, other than the Transferred Tangible and Personal Property;

(ix) all Contracts, other than the Transferred Contracts;

(x) all IT Assets other than the Transferred IT Assets;

(xi) all Intellectual Property other than the Transferred Intellectual Property, including as an Excluded Asset covered by this Section 1.1(b)(xi) the Company Trademarks and the Intellectual Property listed in Schedule 1.1(b)(xi);

(xii) (i) all Technology that is not Transferred Technology and (ii) copies of any Duplicated Technology that is used in or necessary for the operation of the Company Businesses, regardless of whether copies of such Duplicated Technology are also Transferred Technology;

(xiii) all Assets used or held for use by a Local Seller in connection with the provision of Overhead and Shared Services, including any proprietary tools and processes;

(xiv) all credit support from a Local Seller from which the SpinCo Business benefits;

(xv) all Books and Records, provided that Buyer shall be entitled to a copy of the SpinCo Business Records as provided in Section 4.1 of the Separation Agreement;

(xvi) all rights that accrue or shall accrue to Seller or any Subsidiary of Seller pursuant to this Agreement, the Merger Agreement or any Transaction Document;

(xvii) all prepaid expenses, credits, deposits, and advance payments other than the Transferred Prepaid Expenses;

(xviii) all rights to claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent relating to any other Excluded Asset or Excluded Liability;

(xix) (A) all attorney-client privilege and attorney work-product protection of a Local Seller arising as a result of legal counsel representing such Persons in connection with the sale of the SpinCo Business and the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Local Sellers or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents;

(xx) except as required by applicable Law, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related Contract between any Person and a Local Seller or any of its Affiliates (including the employee benefit plans of the Local Sellers);

(xxi) all accounts, notes or loans payable recorded on the books of the Local Sellers for goods or services purchased by the SpinCo Business from the Local Sellers, or provided to the SpinCo Business by the Local Sellers, or advances (cash or otherwise) or any other extensions of credit to the SpinCo Business from the Local Sellers, whether current or non-current;

(xxii) all Insurance Proceeds which a Local Seller has a right to receive, unless such proceeds are reflected in the SpinCo Financial Information;

(xxiii) any claim, cause of action, defense, right of offset or counterclaim or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent relating to, arising out of or resulting from the Excluded Assets, Excluded Liabilities or the Company Business (“Retained Claims”);

(xxiv) Global Trade Item Numbers (GTINs); and

(xxv) except for those Assets expressly identified as Transferred Assets in clauses (i) through (xi) of the definition of “Transferred Assets”, all Assets of the Local Sellers, wherever located, whether tangible or intangible, real, personal or mixed.

(c) “Transferred Liabilities” means the following Liabilities (other than SpinCo Liabilities, Excluded Liabilities or with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes)), to the extent arising on or after the Distribution Time (except as set forth below), of the Local Sellers, or any of their respective predecessor companies or businesses:

(i) all Liabilities, to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including (w) the ownership or use of the Transferred Assets or the SpinCo Assets and any Actions that relate to, arise out of or result from the operation or conduct of the SpinCo Business or ownership or use of the Transferred Assets or the SpinCo Assets, (x) all warranty, repair or return obligations, (y) alleged or actual hazards or defects in design, marketing, manufacture, materials, workmanship, provision or performance, including any failure to warn or alleged or actual breach of express or implied warranty or representation, and (z) the return or recall of any product of the SpinCo Business, in each case, relating to the period on or after the Distribution Time), subject to Section 1.1(d)(i));

(ii) all Liabilities arising out of or relating to any Transferred Contracts and relating to the period on or after the Distribution Time, including customer purchase orders, extended warranties or other customer Contracts for products or services of the SpinCo Business, or the Transferred Permits;

(iii) all Transfer Taxes as described in Section 3.7;

(iv) all Liabilities arising on or after the Distribution Time under or relating to any Transferred Intellectual Property, including the use thereof;

(v) all Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business or the Transferred Assets, or the conduct of the SpinCo Business, in each case, as of and after the Distribution Time; and

(vi) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the Separately Conveyed Assets or the Transferred Assets, in each case to the extent relating to the period on or after the Distribution Time, other than as specifically provided otherwise in any of the Transition Services Agreement, Transition Contract Manufacturing Agreement, or the Transition Distribution Services Agreement, and the Liabilities set forth in Section 1.1(d)(vi)).

The Parties acknowledge and agree that a single Liability may fall within more than one of clauses (i) through (vi) above; such fact does not imply that (a) such Liability shall be transferred more than once or (b) any duplication of such Liability is required.

(d) “Excluded Liabilities” means the following Liabilities of the Local Sellers, or any of their respective predecessor companies or businesses, including, to the extent consistent with the foregoing, other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes), the following:

(i) all Liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including the ownership or use of the Transferred Assets or the SpinCo Assets and any Actions to the extent relating to, arising out of or resulting from the operation or conduct of the SpinCo Business or ownership or operation of the SpinCo Assets or the Transferred Assets), in each case relating to the period prior to the Distribution Time (provided that the Post Closing Performance Obligations shall be Transferred Liabilities, subject to Section 6.2(e) of the Separation Agreement);

(ii) all accounts payable as of the Closing;

(iii) all Liabilities of the Local Sellers to the extent related to any Excluded Assets or any Company Business (other than any Liabilities for which Buyer or any of its Affiliates expressly has responsibility pursuant to the terms of the Merger Agreement, this Agreement or any other Transaction Document, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets or Company Business between the Buyer or any of its Subsidiaries, on the one hand, Seller or any of its Subsidiaries, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);

(iv) any Liability to the extent arising out of the presence or release of any Hazardous Substance at, on, under or from any facility or property where the SpinCo Business was operated prior to the Distribution Time, to the extent relating to the period prior to the Distribution Time, and all other Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business, the SpinCo Assets or the Transferred Assets, or the conduct of the SpinCo Business, in each case prior to the Distribution Time; and any and all Environmental Liabilities to the extent arising out of the Excluded Assets; and

(v) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the SpinCo Assets or the Transferred Liabilities, in each case to the extent relating to the period prior to the Distribution Time.

ARTICLE 2

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 2.1 Transferred Assets. Seller shall cause its Subsidiaries to be designated consistent with the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan (each, a “Local Seller”) to, sell, transfer, convey and assign the Transferred Assets and Transferred Liabilities to one or more designees of Buyer identified pursuant to Section 2.3 (each, a “Local Buyer”), which Local Sellers and Local Buyers shall be designated by Seller and Buyer, respectively, to convey and accept the Transferred Assets and Transferred Liabilities in each applicable jurisdiction consistent with the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan. Notwithstanding anything to the contrary herein, no SpinCo Assets assigned, conveyed or transferred pursuant to the Separation Agreement shall be sold, assigned, conveyed or transferred hereunder. This Agreement shall only implement the sale, assignment, conveyance or transfer of the Transferred Assets, which form a part of the Separately Conveyed Assets as set forth in the Separation Agreement.

Section 2.2 Transferred Liabilities. Buyer shall cause each Local Buyer to accept, assume and perform and discharge and fulfill, the Transferred Liabilities in accordance with their respective terms.

Section 2.3 Compliance with Separation Step Plan. As promptly as practicable after the date hereof, and in any event no later than thirty (30) Business Days prior to the Closing, Buyer and Seller shall work together in good faith to prepare and attach to this Agreement a schedule, in the form attached hereto as Exhibit A, setting forth the applicable Local Sellers and corresponding Local Buyers and Transferred Assets and Transferred Liabilities in each jurisdiction. The Parties agree that such schedule and the transactions under this Agreement shall be consistent with, and shall implement the transactions set forth in, the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan.

Section 2.4 Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the sale, transfer, conveyance and assignment of the Transferred Assets pursuant to Section 2.1, at the Closing, (a) the applicable Local Buyer shall assume, and agrees to perform, discharge and fulfill in accordance with their respective terms, the Transferred Liabilities, and (b) Buyer shall pay, or cause to be paid, as an agent on behalf of each Local Buyer in an amount consistent with the Final Allocation, to Seller, as an agent on behalf of each Local Seller in an amount consistent with the Final Allocation, an aggregate amount in cash equal to $181,618,400 to an account or accounts designated in writing by the Seller at least two (2) Business Days prior to the Closing Date; provided that, if required by local law in any Local Seller’s jurisdiction of organization or formation or otherwise desirable for local tax or regulatory purposes, payment for the applicable Transferred Assets will be effected by a separate payment to such Local Seller or its designee in an amount consistent with the Final Allocation (each, a “Local Wire”), and the Purchase Price shall be reduced correspondingly by the aggregate amount of any such Local Wire(s).

Section 2.5 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby will take place immediately following the Effective Time on the Closing Date (the “Closing”); provided the respective obligations of each Party to effect the Closing shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Seller and Buyer) at or prior to the Closing of the following conditions:

(a) the Reorganization and the Distribution and the other transactions contemplated by the Separation Agreement to occur prior to the Distribution shall have been consummated in accordance with the Separation Agreement in all material respects;

(b) the Merger and shall have been consummated; and

(c) no Governmental Authority of competent jurisdiction shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby.

Section 2.6 Termination.

(a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by mutual written agreement of Buyer and Seller.

(b) This Agreement shall automatically terminate upon the termination of either the Separation Agreement or the Merger Agreement in accordance with its terms.

(c) In the event of termination of this Agreement pursuant to Section 2.6(a) or 2.6(b), this Agreement shall become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from willful and material breach of this Agreement; provided, further, that this Section 2.6(c) and Section 4.4 shall survive any termination of this Agreement.

Section 2.7 Works Council Matters.

(a) Seller and Buyer acknowledge that, under French labor Laws, Belgian labor Laws and Dutch labor Laws, respectively, one or more works councils of Seller and/or one or more of its Subsidiaries that own French Transferred Assets, Belgian Transferred Assets or Dutch Transferred Assets or conduct the French SpinCo Business, Belgian SpinCo Business or Dutch SpinCo Business, as applicable, will need to be informed and consulted with respect to the offer made by Buyer (or its designated Subsidiaries) to (i) acquire the Transferred Assets that are owned by 3M France S.A.S. (“French Seller”, and such assets, the “French Transferred Assets”), 3M Belgium BVBA / SPRL (“Belgian Seller”, and such assets, the “Belgian Transferred Assets”) or 3M Nederland B.V. (“Dutch Seller”, and such assets, “Dutch Transferred Assets”) and acquire the SpinCo Business conducted by French Seller (the “French SpinCo Business”), Belgian Seller (the “Belgian SpinCo Business”) or Dutch Seller (the “Dutch SpinCo Business”), as applicable and (ii) assume the Transferred Liabilities of French Seller (the “French Transferred Liabilities”), Belgian Seller (the “Belgian Transferred Liabilities”) or Dutch Seller (the “Dutch Transferred Liabilities”), as applicable. Notwithstanding anything to the contrary in this Agreement, unless and until Seller (or its relevant Subsidiaries) has executed and delivered to Buyer the applicable Acceptance Notice, the French Transferred Assets and the French Transferred Liabilities, the Belgian Transferred Assets and the Belgian Transferred Liabilities and the Dutch Transferred Assets and the Dutch Transferred Liabilities, as applicable, will not be considered to constitute part of the Transferred Assets or Transferred Liabilities, respectively. It is understood that in entering into this Agreement, French Seller, Belgian Seller and Dutch Seller in each case is not in any regard bound to accept the applicable Local Buyer’s irrevocable offer as set out in the French Offer Letter, Belgian Offer Letter or Dutch Offer Letter, respectively. Notwithstanding anything to the contrary in the French Offer Letter, the Belgian Offer Letter or the Dutch Offer Letter, to the extent that the French Closing, the Belgian Closing or the Dutch Closing occurs following the Closing Date, the French Purchase Price, the Belgian Purchase Price or the Dutch Purchase Price, as applicable, shall be deemed to have been paid and satisfied in full by payment of the Purchase Price in connection with the Closing.

(b) On the terms and conditions set forth in the offer letter attached as Exhibit B hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), including the purchase price specified therein (the “French Purchase Price”), Buyer has irrevocably offered to acquire the French Transferred Assets and assume the French Transferred Liabilities upon the acceptance of the French Offer by French Seller as if they were part of the definitions of Transferred Assets and Transferred Liabilities hereunder. Subject to acceptance of the French Offer by French Seller, and upon delivery to Buyer of the executed acceptance notice attached as Exhibit B to the French Offer Letter, this Agreement shall apply fully to the French Transferred Assets and the French Transferred Liabilities.

(c) On the terms and conditions set forth in the offer letter attached as Exhibit C hereto (the “Belgian Offer Letter” and the offer set forth therein, the “Belgian Offer”), including the purchase price specified therein (the “Belgian Purchase Price”), Buyer has irrevocably offered to acquire the Belgian Transferred Assets and assume the Belgian Transferred Liabilities upon the acceptance of the Belgian Offer by Belgian Seller as if they were part of the definitions of Transferred Assets and Transferred Liabilities hereunder. Subject to acceptance of the Belgian Offer by Belgian Seller, and upon delivery to Buyer of the executed acceptance notice attached as Exhibit B to the Belgian Offer Letter, this Agreement shall apply fully to the Belgian Transferred Assets and the Belgian Transferred Liabilities.

(d) On the terms and conditions set forth in the offer letter attached as Exhibit D hereto (the “Dutch Offer Letter” and the offer set forth therein, the “Dutch Offer”), including the purchase price specified therein (the “Dutch Purchase Price”), Buyer has irrevocably offered to acquire the Dutch Transferred Assets and assume the Dutch Transferred Liabilities upon the acceptance of the Dutch Offer by Dutch Seller as if they were part of the definitions of Transferred Assets and Transferred Liabilities hereunder. Subject to acceptance of the Dutch Offer by Dutch Seller, and upon delivery to Buyer of the executed acceptance notice attached as Exhibit B to the Dutch Offer Letter, this Agreement shall apply fully to the Dutch Transferred Assets and the Dutch Transferred Liabilities.

(e) Each Party acknowledges and agrees that (i) the conditions to (x) the transfer of the French Transferred Assets or assumption of the French Transferred Liabilities set forth in the French Offer Letter, (y) the transfer of the Belgian Transferred Assets or assumption of the Belgian Transferred Liabilities set forth in the Belgian Offer Letter, or (z) the transfer of the Dutch Transferred Assets or assumption of the Dutch Transferred Liabilities set forth in the Dutch Offer Letter, in each case may be satisfied after the conditions to the Closing contained in this Agreement, the Reorganization and the Distribution contained in the Separation Agreement, and the conditions to the Merger contained in the Merger Agreement, have otherwise been satisfied (and that the fact that the conditions of the French Offer Letter, Belgian Offer Letter or Dutch Offer Letter have not been satisfied shall not serve to cause any condition to the Closing contained in this Agreement, the Reorganization or the Distribution contained in the Separation Agreement, or the conditions to the Merger contained in the Merger Agreement, to not be satisfied), (ii) in such case, the Reorganization, Distribution, the Merger and the Closing shall take place in accordance with their terms (but, in respect of the Closing, excluding the French Transferred Assets and French Transferred Liabilities, the Belgian Transferred Assets and Belgian Transferred Liabilities, or the Dutch Transferred Assets and the Dutch Transferred Liabilities, as applicable) and (iii) the French Closing, Dutch Closing and Belgian Closing shall occur, and the French Purchase Price, Belgian Purchase Price and Dutch Purchase Price shall be paid, in accordance with the terms of the applicable Offer Letter. The Parties further acknowledge and agree that all actions and documents relating to the transfer of (x) the French Transferred Assets and French Transferred Liabilities, (y) the Belgian Transferred Assets and Belgian Transferred Liabilities, and (z) the Dutch Transferred Assets and the Dutch Transferred Assets, respectively, shall, in each case, not be required to be taken or delivered at the Closing but only at the French Closing, Belgian Closing or Dutch Closing, respectively.

ARTICLE 3

OTHER COVENANTS AND AGREEMENTS

Section 3.1 Non-Transferred and Delayed Transferred Assets and Liabilities.

(a) Notwithstanding anything in this Agreement to the contrary, if (x) any Transferred Asset cannot be assigned or transferred to, or any Transferred Liability cannot be assumed by, Buyer or any of its Subsidiaries without an Approval or Notification or (y) any Excluded Asset cannot be assigned or transferred to, or any Excluded Liability cannot be assumed by Buyer or any of its Subsidiaries without an Approval or Notification, and in either case such Approval or Notification has not been obtained or made prior to the Closing, then, unless the Buyer and Seller shall mutually otherwise determine, such assignment, transfer or assumption shall automatically be deemed to be deferred, with any such purported transfer, assignment or assumption deemed null and void until such time as such Approvals are obtained or such Notifications are made. Notwithstanding the foregoing, any such Transferred Assets or Transferred Liabilities shall continue to constitute Transferred Assets and Transferred Liabilities, and any such Excluded Assets or Excluded Liabilities shall continue to constitute Excluded Assets and Excluded Liabilities, for all other purposes of this Agreement. If the required Approval is subsequently obtained or such Notification is subsequently made, the relevant Asset will be automatically assigned and transferred to, or the relevant Liability will be automatically assumed by, Buyer or Seller, as applicable, or any Subsidiary designated by such Party without any further action required on the part of any Person, in accordance with the terms of this Agreement. In furtherance of any such assignment, transfer or assumption pursuant to this Section 3.1(a), and without any additional consideration therefor, each of Buyer and Seller shall execute and deliver, and cause their Affiliates to execute and deliver, such documents and instruments as may be reasonably necessary to effect and/or evidence such assignment, transfer or assumption, in each case to the extent reasonably requested by the other.

(b) Notwithstanding anything in this Agreement to the contrary, if it is reasonably necessary or appropriate to delay the transfer or assignment to Buyer or one or more of its Subsidiaries of any Transferred Asset until the applicable Transition Support Termination to allow Seller or any of its Subsidiaries to perform their respective obligations under, or to otherwise carry out the contemplated transactions and activities contemplated, by the Transition Services Agreement, the Transition Distribution Services Agreement, or the Transition Contract Manufacturing Agreement, as applicable (each such Transferred Asset, a “Delayed Transferred Asset”), such Delayed Transferred Asset shall not be transferred or assigned to Buyer or any of its Subsidiaries at or prior to the Closing. Upon the applicable Transition Support Termination, the relevant Delayed Transferred Asset shall be automatically assigned and transferred to Buyer or its designated Subsidiary without any further action required on the part of any Party and without any additional consideration, provided, however, if, upon the Transition Support Termination, such Delayed Transferred Asset cannot be assigned or transferred to Buyer or such Subsidiary without any Approval or Notification, the provisions of this Section 3.1 and Section 3.2 shall apply.

Section 3.2 Pass-Through Arrangements. To the extent that the assignment, transfer or conveyance of any Excluded Asset or Transferred Asset, or the assumption of any Excluded Liability or Transferred Liability, requires any Approvals or Notifications, (x) the Parties shall use their reasonable best efforts and cooperate in good faith to obtain or make such Approvals or Notifications, respectively, as soon as reasonably practicable and (y) each Party, at the reasonable request of Buyer or Seller, as applicable, shall use its reasonable best efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to assign (or, to the extent requested by Seller, novate) all obligations under Contracts and other obligations or Liabilities for which Buyer or any of its Subsidiaries are liable and that do not constitute Transferred Liabilities or for which Seller or any of its Subsidiaries are liable and that do not constitute Excluded Liabilities, so that, in any such case, such Party and their Subsidiaries will be solely responsible for the applicable Liabilities; provided, however, that except to the extent expressly provided in any of the other Transaction Documents, neither Seller nor Buyer or any of their respective Affiliates shall be obligated to (i) amend or modify any Contract (except as expressly set forth in the foregoing clause (y)), (ii) modify, relinquish, forbear or narrow any right, (iii) contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, (ii) incur any out of pocket cost or expense, or (iv) commence any Action, in each case in connection with the actions required by the foregoing clauses (x) and (y); provided, further, that the obligation to take any such action shall terminate on the date that is twelve (12) months after the Closing Date (or, solely with respect to any Delayed Transferred Asset, twelve (12) months after the applicable Transition Support Termination). If the Buyer or Seller is unable to obtain, or to cause to be obtained, any required Approval in connection with clause (y) of the preceding sentence, the Buyer and Seller will, to the extent permitted by applicable Law and the terms of the applicable Contract, use reasonable best efforts to enter into subcontracting or other arrangements, effective as of the Closing or as promptly as practicable thereafter, to provide to the Parties the economic and operational equivalent of the transfer (or novation) of such Contract to the appropriate Party and the performance by such Party of the obligations under such Contract as of the Closing. In furtherance of the foregoing, (i) the Party that is intended to be the counterparty to such Contract, as applicable, will, as agent or subcontractor for the other Party (or its Subsidiaries), pay, perform and discharge fully the Liabilities of the applicable Party or its Subsidiaries thereunder from and after the Closing in accordance with any such alternate arrangement and (ii) the Party that remains the legal counterparty to such Contract, as applicable, will, or will cause its applicable Subsidiary to, at the other Party’s expense, from and after the Closing hold in trust for and pay to the other Party promptly upon receipt thereof all income, proceeds and other consideration received by the legal counterparty (or the applicable Subsidiary) in connection with such alternate arrangement; provided that for purposes of this sentence, with respect to any Delayed Transferred Asset, references to the Closing in this sentence will refer instead to the applicable Transition Support Termination. The Party that is intended to be the counterparty to each such Contract shall indemnify the other Party and hold it harmless against any Liabilities arising from the agent or subcontractor relationship described in this paragraph. The Parties shall, and shall cause their Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income Tax purposes, treat any Transferred Asset, Transferred Liability, Excluded Asset or Excluded Liability transferred, assigned or assumed after the Closing pursuant to this Section 3.2 or Section 3.1 as having been so transferred, assigned or assumed at the time at which it was intended to have been so transferred, assigned or assumed as reflected in this Agreement (including the Separation Step Plan) and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

Section 3.3 Shared Contracts. The Parties will use their commercially reasonable efforts for a period ending twelve (12) months after the Closing Date to separate any Shared Contracts that are Transferred Contracts (or take such other action as may be reasonably agreed between the Buyer and Seller) in order to provide for an appropriate allocation of the rights and obligations under such Contracts in line with the allocation of the Transferred Assets, Excluded Assets, Transferred Liabilities and Excluded Liabilities between the Parties.

Section 3.4 Wrong Pockets; Mail and Other Communications; Payments.

(a) After the Closing, if either Buyer, on the one hand, or Seller, on the other hand, or any of their respective Subsidiaries becomes aware that any of the Transferred Assets have not been transferred, assigned or conveyed to Buyer or any of its Subsidiaries or that any of the Excluded Assets have not been retained by or transferred, assigned or conveyed to the Seller or any of its Subsidiaries, it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Closing.

(b) After the Closing, each of the Buyer, Seller and their respective Subsidiaries may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other’s Subsidiaries). Accordingly, each of Buyer, Seller and their respective Subsidiaries authorizes the Seller and its Subsidiaries, on the one hand, or Buyer and its Subsidiaries, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any of its Subsidiaries) or any of such other Party’s (or any of its Subsidiaries) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, email and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 3.4 are not intended to, and shall not be deemed to, constitute an authorization by any of the Seller, Buyer or any of their Subsidiaries to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.

(c) Seller shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to Buyer (or its designated Subsidiaries) any monies or checks that have been sent to or that are received by Seller or any of its Subsidiaries after the Closing to the extent that they constitute Transferred Assets.

(d) Buyer shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to Seller (or its designated Subsidiaries) any monies or checks that have been sent to or that are received by Buyer or any of its Subsidiaries to the extent that they constitute an Excluded Asset (and are otherwise an Excluded Asset pursuant to the Separation Agreement).

Section 3.5 Bulk Sales. Each of Buyer and Seller hereby waives compliance by each of their respective Subsidiaries with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the assignment, transfer or conveyance of any or all of the Excluded Assets to Seller and its Subsidiaries or the Transferred Assets to Buyer and its Subsidiaries.

Section 3.6 Purchase Price Allocation.

(a) For Tax purposes, and for purposes of this Section 3.6, Buyer and Seller agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Transferred Assets (and any other assets that, for U.S. income Tax purposes, are treated as assets purchased by the Local Buyers pursuant to this Agreement or other transfers of value in connection therewith) in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other applicable Tax Law.

(b) No later than ninety(90) days after the date of this Agreement, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s proposed allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Transferred Assets (and any other assets that, for U.S. income Tax purposes, are treated as assets purchased by the Local Buyers pursuant to this Agreement or other transfers of value in connection therewith) determined in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other applicable Tax Law (the “Seller’s Allocation”). If Buyer disagrees with the Seller’s Allocation, Buyer may, within thirty (30) days after delivery of the Seller’s Allocation, deliver a notice to Seller to such effect, specifying those items as to which Buyer disagrees and setting forth Buyer’s proposed allocation (the “Objection Notice”). During the thirty (30)-day period following delivery of an Objection Notice, Seller and Buyer shall cooperate in good faith to resolve any disputes in respect of the Seller’s Allocation. If, within thirty (30) days after delivery of such Objection Notice, the Parties are unable to resolve the objections set forth in the Objection Notice, then the Parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. The Accounting Firm, if appointed, shall make determinations with respect to the disputed items based solely on representations made by Seller and Buyer, and not by independent review, and shall function only as an expert and not as an arbitrator. The Parties shall require the Accounting Firm to resolve all disputes submitted to it no later than thirty (30) days after such submission and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes submitted to it in a manner consistent with this Agreement except as otherwise required by applicable Law. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determinations. The fees and expenses of the Accounting Firm shall be borne equally by the Parties.

(c) The allocation of the Purchase Price (and any other applicable items), as determined by Seller in the Seller’s Allocation if no Objection Notice is delivered, as agreed upon by the Parties or as finally determined by the Accounting Firm (the “Final Allocation”), will be conclusive, final and binding on Seller, Buyer and their respective Affiliates. The Final Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price and any such adjustment shall be allocated, consistent with this Section 3.6, to the Transferred Assets to which such adjustments are attributable (if any).

(d) Seller and Buyer shall (and shall cause their respective Affiliates to) (i) prepare and file all Tax Returns and reports in a manner consistent with the Final Allocation and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any applicable analogous provision of state, local or foreign Tax Law). In the event that the Final Allocation is disputed by any Governmental Authority, the Party receiving notice of such dispute shall promptly notify the other Party in writing of such notice of the dispute. In the event that the Final Allocation has not been determined prior to the Closing or the due date for any applicable Tax Return, the Parties shall treat the Seller’s Allocation as modified by any agreement between the Parties as the Final Allocation for purposes of Section 2.4 or such Tax Return, as applicable, and the Parties shall use commercially reasonable efforts to amend any applicable Tax Return to reflect the Final Allocation following its determination.

Section 3.7 Transfer Taxes. Buyer shall be responsible for and pay when due any sales, use, transfer (including real estate transfer), registration, documentary, conveyancing, franchise, stamp, value added, goods and services, or similar Taxes and related fees and costs imposed on or payable in connection purchase and sale of the Transferred Assets or the Transferred Liabilities (“Transfer Taxes”). Buyer and Seller shall cooperate to minimize any Transfer Taxes and in obtaining any credit, refund, or rebate of Transfer Taxes, or to apply an exemption or zero-rating for goods or services giving rise to any Transfer Taxes, including by filing any exemption or other similar forms or providing valid tax identification numbers or other relevant registration numbers, certificates, or other documents. For the avoidance of doubt, the Purchase Price set forth in this Agreement is exclusive of Transfer Taxes.

ARTICLE 4

MISCELLANEOUS

Section 4.1 Relationship to other Transaction Documents. This Agreement in no way changes any right, obligation, claim or remedy under the Separation Agreement, Merger Agreement or any other Transaction Document. The Parties acknowledge and agree that no Party is making any representations or warranties or providing any indemnities under this Agreement.

Section 4.2 Local Acquisition Agreements. The transfer of each Transferred Asset and Transferred Liability in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect the sale, transfer, conveyance or assumption of any such Transferred Asset or Transferred Liability shall be effected pursuant to acquisition agreements in form and substance reasonably acceptable to the Parties and in compliance with such requirements of applicable Law (the “Local Acquisition Agreements”). The Parties agree that the Local Acquisition Agreements (a) shall only contain provisions necessary to satisfy the requirements of applicable Law to effect, and make enforceable vis-à-vis third parties, the transfer of the legal and beneficial title to the applicable Transferred Assets or Transferred Liabilities, as applicable, and (b) shall not have any effect on the rights and obligations of the Parties with respect to the transactions contemplated hereby, all of which shall be determined by this Agreement. To the extent there is a conflict between any of the provisions of this Agreement and any Local Acquisition Agreement, the Parties acknowledge and agree that, except to the extent expressly set forth in any such Local Acquisition Agreement, the provisions of this Agreement shall control and that, if necessary, the Parties shall, and shall cause their respective Affiliates to, deliver such additional instruments as may be necessary to accomplish the foregoing.

Section 4.3 Additional Counterparts. Prior to the Closing, consistent with the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan, the Parties shall cause certain of their respective Subsidiaries to execute counterparts to this Agreement and, by such execution, each such Subsidiary shall be a “Local Buyer” or “Local Seller” in respect of the Transferred Assets and Transferred Liabilities of its jurisdiction of formation.

Section 4.4 Other Provisions. Any and all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the transactions contemplated hereby are consummated, other than as set forth in this Agreement, the Separation Agreement, the Merger Agreement or any other Transaction Document. The provisions set forth in Sections 9.1(b), 9.3 through 9.14 and Section 9.17 of the Separation Agreement are hereby incorporated by reference into this Agreement, the terms of which shall apply to this Agreement, mutatis mutandis, as though set forth herein.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their authorized signatories.

3M COMPANY

By:	/s/ Mojdeh Poul
Name:	Mojdeh Poul
Title:	Group President, 3M Healthcare

NEOGEN CORPORATION

By: Name: Title:	/s/ John Adent John Adent President and CEO

[Signature Page to Asset Purchase Agreement]